Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO HOST CONFERENCE CALL
THURSDAY, FEBRUARY 26, 2009 AT 8:30 A.M. (ET)

– Management to discuss fourth quarter financial results –

LAVAL, Québec (February 12, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will host a conference call on Thursday, February 26 at 8:30 a.m. (ET) to discuss its fourth quarter 2008 financial results. Labopharm will report its fourth quarter 2008 financial results via news release at approximately 7:00 a.m. the same day.

To access the conference call by telephone, dial 416-644-3416 or 1-800-732-9307. Please connect approximately 15 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Thursday, March 5, 2009 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21295388#.

A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D'Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com